Price Asset Management, Inc.

141 W. Jackson Blvd., Suite 1340-A

Chicago, IL 60604

November 13, 2006

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Price Fund I, L.P.

Supplement to Registration Statement on Form S-1

File #333-74176

Ladies and Gentlemen:

On behalf of Price Fund I, L.P. (the “Partnership”) I am transmitting herewith for filing, pursuant to Rule 424 (b) 3 of the Securities Act of 1933, as amended, a Supplement dated October 27, 2006 to the Partnership’s prospectus dated March 31, 2006.

Please contact me if you have any questions.

Best regards,

/s/ Scott R. Baldwin
Scott R. Baldwin Executive Vice President/Director Price Asset Management, Inc. General Partner for Price Fund I, L.P. 312-264-4311

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK

AND IS NOT SUITABLE FOR ALL INVESTORS

THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE,

OFFERING BY PROSPECTUS ONLY

DAILY ESTIMATED FUND PERFORMANCE IS AVAILABLE BY ACCESSING

THE SELLING GROUP MANAGER WEBSITE AT: WWW.UPSECURITIES.COM ,

BY EMAILING: PRICEFUND@PRICEGROUP.COM, OR BY CALLING TOLL FREE AT 800-444-7075.

PRICE FUND I, L.P.

PRICE ASSET MANAGEMENT, INC.

October 27, 2006

Dear Investor,

The net asset value of a unit as of September 30, 2006 was $873.66, down 3.43% from $904.72 per unit as of August 31, 2006. Since January 1, 2006 the fund is down 10.03%.

The fund posted a moderate decline as some commodity and financial sectors reversed ground on the belief by many investors that the four-year Asia led commodity boom is running out of gas.

Interest Rates: Fixed income trading was again mixed. The fund capitalized on long positions in the U.S. Treasury markets. Bonds, ten-year and five-year securities posted strong rallies following a successful ten-year auction and economic reports which suggested that inflation and the economy were cooling off faster than anticipated. The Federal Reserve supported by taking no action for the second straight meeting. The gains were offset by opposing positions in overseas rates. European and Japanese markets rallied in sympathy with the U.S., undermining the expectations of lower prices.

Currencies: Foreign currency trading was unprofitable. Positions in the British pound and the Japanese yen contributed the largest deficit for the month. Positions eventually gave way to a strengthening dollar which improved on the move lower in U.S. interest rates. Longs in the pound also suffered as the sterling fell in response to weakening U.K. retail sales. Yen positions endured the same fate after improving U.S. economic fundamentals and Treasury Secretary Paulson’s remarks that he is still in favor of a strong dollar policy propelled the greenback. Trades in the Australian and Canadian dollar lost ground on the heels of a broad-based commodity sell off. The economies Australia and Canada have a sizeable commodity based concentration.

Metals: Gold trading was supported by higher prices spurred in part by improving fundamentals and a lower dollar. Copper, which has been buoyed for some time on strike threats and supply tightness, sought lower ground. Commodity funds and large speculators began liquidating positions in metals anticipating lower returns.

Stock Indices: Improving economic fundamentals boosted returns in European and Asian equity indices. Long positions in the S&P index were not as lucky, exiting before the mid-month rally took hold.

Meats, Softs and Lumber: Sugar, cotton, and lumber prices were supportive, while orange juice and cocoa experienced setbacks. Sugar continued its path downward last month, plunging over 16% at its lowest point. For the most part, sugar was influenced by wide-ranged selling in commodities, particularly crude oil, accentuating the role sugar will play in future ethanol production. Lumber was the big winner for the month. Prices fell almost 30%, providing a nice marked-to-market gain. The slowdown in the U.S. housing market has begun to dry up demand for building products. The partnership was inactive in the livestock sector.

Energies: Trading here was profitable. Short positions in natural gas dropped precipitously after data showed mounting supplies. In addition, confirmation of huge losing positions in natural gas futures by an ailing hedge fund pressured prices even more. Tensions were also eased after the bulk of the hurricane season was unable to produce a meaningful storm.

Grains: Grains gave back profits after the markets experienced short covering. Improving fundamentals cause rallies in corn, soybeans and wheat. Beans clawed out of the cellar on whether concerns and oversold technical conditions.

As always, if you have any questions regarding your statement or need additional information, please do not hesitate to contact your sales representative.

Very truly yours,

Walter Thomas Price, III Price Asset Management, Inc. General Partner of the Price Fund I, L.P.

141 West Jackson Boulevard, Suite 1340A    Chicago, IL 60604    312-264-4300

PRICE FUND I, L.P.

Unaudited Account Statement

For the Month Ending September 30, 2006

Summary Statement

STATEMENT OF INCOME(LOSS)

Trading Income (Loss)
Realized Trading Gain/(Loss)	$27,620.21
Change in Unrealized Gain/(Loss)	(53,929.83)
Gain/(Loss) on Other Investments	(928.53)
Brokerage Commission	(2,938.47)

Total Trading Income	($30,176.62)
Expenses
Audit Fees	$13,666.67
Administrative and Legal Fees	6,333.33
Management Fees	2,651.97
Incentive Fees	1,907.71
Other Expenses	2,385.00
Trailing Commissions	1,896.52

Total Expenses	$28,841.20
Interest Income	$4,851.87

Net Income(Loss) for the Period	($54,165.95)

STATEMENT OF CHANGES IN NET ASSET VALUE(NAV)

		YOUR INVESTMENT
	Total Fund	Units	Value
Beginning of Month	$1,577,439.29	1,743.2673	$1,577,439.29
Addition	0.00
Withdrawal	(55,013.44)	(62.9693)	($55,013.44)
Net Income/(Loss)	(54,165.95)		(54,165.95)

Month End	$1,468,259.90	1,680.2980	$1,468,259.90
Month End NAV Per Unit	$873.66
Monthly Rate of Return	-3.43%
Year to Date Rate of Return	-10.03%

To the best of our knowledge, this statement is accurate and complete:

By
Walter Thomas Price, III General Partner of Price Fund I, L.P.